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                     Morgan Stanley Asia-Pacific Fund, Inc.
                             (For Immediate Release)

     New York, New York, May 23, 2002 - Morgan Stanley Asia-Pacific Fund, Inc. (NYSE: APF) (the "Fund") announced today that, in accordance with its tender offer for up to 6,361,598 of its issued and outstanding shares of common stock, which expired on May 17, 2002, the Fund has accepted 6,361,598 shares for payment on Tuesday, May 28, 2002 at $10.09 per share. The 6,361,598 shares represent 15% of the Fund's outstanding shares. A total of 25,396,925 shares were properly tendered and not withdrawn by May 17, 2002, the final date for withdrawals. Therefore, on a pro rated basis, 24.68% of the shares so tendered by each tendering stockholder have been accepted for payment.

     The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the New York Stock Exchange (APF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Asian-Pacific issuers and by investing, from time to time, in debt securities issued or guaranteed by Asian-Pacific governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund's investment manager.

     For further information, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at 866-761-0259.